Exhibit 99.2

ALAMOS GOLD INC.

FIRST QUARTER 2013 REPORT

March 31, 2013

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to the Condensed Interim Consolidated Financial Statements

FIRST QUARTER REPORT 2013

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	March 31, 2013	December 31, 2012
A S S E T S
Current Assets
Cash and cash equivalents	$373,274	$306,056
Short-term investments	—	47,654
Available-for-sale securities (note 4)	115,872	10,340
Amounts receivable	8,320	7,647
Advances and prepaid expenses	2,756	3,207
Other financial assets (note 4)	962	1,118
Inventory (note 5)	39,657	42,046

Total Current Assets	540,841	418,068
Non-Current Assets
Other non-current assets (note 5)	1,215	1,058
Exploration and evaluation assets (note 6)	133,316	127,015
Mineral property, plant and equipment (note 7)	204,993	207,715

Total Assets	$880,365	$753,856

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$21,534	$24,874
Dividends payable (note 8)	12,747	—
Income taxes payable	10,388	15,497

Total Current Liabilities	44,669	40,371
Non-Current Liabilities
Deferred income taxes	37,130	38,365
Decommissioning liability (note 9)	13,971	13,934
Other liabilities	738	714

Total Liabilities	96,508	93,384

E Q U I T Y
Share capital (note 10 a)	$504,734	$393,752
Contributed surplus	23,371	22,606
Accumulated other comprehensive loss	(2,668)	(1,064)
Retained earnings	258,420	245,178

Total Equity	783,857	660,472

Total Liabilities and Equity	$880,365	$753,856

Commitments and Contingencies (note 12)
Subsequent events (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

For the three-month periods ended

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	March 31, 2013	March 31, 2012
OPERATING REVENUES	$86,272	$70,256

MINE OPERATING COSTS
Mining and processing	18,959	15,019
Royalties (note 12 a)	4,822	3,431
Amortization	12,935	7,778

	36,716	26,228

EARNINGS FROM MINE OPERATIONS	49,556	44,028
EXPENSES
Exploration	788	1,483
Corporate and administrative	7,836	2,931
Share-based compensation (notes 10b and 10 c)	(785)	2,567

	7,839	6,981

EARNINGS FROM OPERATIONS	41,717	37,047
OTHER INCOME (EXPENSES)
Finance income	683	848
Financing expense	(247)	(133)
Foreign exchange (loss) gain	(3,330)	1,199
Other (loss) income	(25)	501

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	38,798	39,462
INCOME TAXES
Current tax expense	(14,044)	(3,306)
Deferred tax recovery (expense)	1,235	(6,686)

EARNINGS FOR THE PERIOD	$25,989	$29,470
Other comprehensive income (loss)
- Unrealized loss on securities	(1,604)	(79)
- Reclassification of realized losses on available-for-sale securities included in earnings	—	(93)

COMPREHENSIVE INCOME FOR THE PERIOD	$24,385	$29,298

EARNINGS PER SHARE (note 10 d)
– basic	$0.21	$0.25
– diluted	$0.20	$0.24

Weighted average number of common shares outstanding
- basic	126,675,000	118,940,000
- diluted	126,938,000	120,355,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2013 and 2012

(Unaudited - stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2012	118,383,008	$355,524	$27,861	$(1,080)	$151,245	$533,550
Share-based compensation	—	—	1,400	—	—	1,400
Shares issued on exercise of options	966,000	12,263	(3,120)	—	—	9,143
Dividends	—	—	—	—	(11,935)	(11,935)
Earnings	—	—	—	—	29,470	29,470
Other comprehensive income (tax impact; nil)	—	—	—	(172)	—	(172)

Balance at March 31, 2012	119,349,008	$367,787	$26,141	$(1,252)	$168,780	$561,456

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2013	120,871,408	$393,752	$22,606	$(1,064)	$245,178	$660,472
Share-based compensation	—	—	815	—	—	815
Shares issued in purchase agreements (note 4b)	6,584,380	110,765	—	—	—	110,765
Shares issued on exercise of options	12,000	217	(50)	—	—	167
Dividends	—	—	—	—	(12,747)	(12,747)
Earnings	—	—	—	—	25,989	25,989
Other comprehensive income (tax impact; nil)	—	—	—	(1,604)	—	(1,604)

Balance at March 31, 2013	127,467,788	$504,734	$23,371	$(2,668)	$258,420	$783,857

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the three-month periods ended

(Unaudited - stated in thousands of United States dollars)

	March 31, 2013	March 31, 2012
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings	$25,989	$29,470
Adjustments for items not involving cash:
Amortization	12,935	7,778
Financing expense	247	133
Unrealized foreign exchange loss (gain)	3,132	(1,258)
Deferred tax (recovery) expense	(1,235)	6,686
Share-based compensation	(785)	2,567
Gain on sale of securities	—	(504)
Other	124	56
Changes in non-cash working capital:
Fair value of forward contracts	75	—
Amounts receivable	(4,845)	(6,286)
Inventory	(379)	(2,490)
Advances and prepaid expenses	450	(435)
Accounts payable and accrued liabilities, and income taxes payable	(2,751)	365

	32,957	36,082

INVESTING ACTIVITIES
Sales of securities	—	3,338
Short-term investments (net)	47,654	9,409
Decommissioning liability	(207)	(28)
Exploration and evaluation assets	(6,301)	(3,031)
Mineral property, plant and equipment	(7,602)	(13,183)

	33,544	(3,495)

FINANCING ACTIVITIES
Common shares issued	167	9,143

	167	9,143

Effect of exchange rates on cash and cash equivalents	550	1,085

Net increase in cash and cash equivalents	67,218	42,815
Cash and cash equivalents - beginning of the year	306,056	169,471

CASH AND CASH EQUIVALENTS - END OF PERIOD	$373,274	$212,286

Supplemental information:
Interest paid	$—	$—
Interest received	$650	$485
Income taxes paid	$16,370	$5,856

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

March 31, 2013 and 2012

(Unaudited - stated in United States dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”), and as such do not contain all disclosures required for annual financial statements.

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2012. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 23, 2013.

Accounting Policies in effect January 1, 2013

(i) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interests in other entities, the amendments did not have an impact on the Company’s financial position or performance.

(ii) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes

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‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The amendments did not have an impact on the Company’s financial position or disclosures.

(ii) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The amendments did not have an impact on the Company’s financial position or presentation.

3.	FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. Given the nature of the Company’s operations, the Company does not expect the amendments to have a material impact on the financial statements.

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4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	March 31, 2013	December 31, 2012
	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	373,274	353,710
Derivative instruments designated as FVTPL (2)	962	1,118
Available-for-sale securities (3)	115,872	10,340
Loans and receivables(4)	8,320	7,647
Derivative contracts designated as FVTPL(5)	(75)	—
Other financial liabilities (6)	(44,888)	(40,662)

(1)

Includes cash of $ 330.8 million (December 31, 2012 - $141.4 million), cash equivalents of $ 42.5 million (December 31, 2012 – $164.6 million) and short-term investments of nil (December 31, 2012 – $47.7 million).

(2)

Includes the Company’s investment in the warrants of a publicly traded company. During the three-month period ended March 31, 2013, $0.1 million loss was recorded in other income on the revaluation of the warrants (period ended March 31, 2012 - $0.1 million loss).

(3)	Includes the Company’s investment in the common shares of publicly traded entities. See note 4 b)
(4)

As permitted by Mexican tax law, the Company offset $4.2 million of Mexican value-added tax receivables against its current taxes payable liability in 2013 (December 31, 2012—$16.4 million) which is not reflected in the Consolidated Statements of Cash Flows.

(5)

Includes the Company’s foreign currency forward which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.

(6)	Includes all other accounts payable and accrued liabilities, dividends payable, income taxes payable, and certain other liabilities.

For all financial assets and liabilities listed above, fair value equals carrying value as at March 31, 2013 and December 31, 2012.

b)	Aurizon share purchase agreements

On January 14, 2013, the Company announced it commenced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). In connection with the Offer, in January 2013, the Company issued 6,584,380 common shares pursuant to share purchase agreements entered into between Alamos and certain current and former shareholders of Aurizon (the “Vendors”) for the purchase of 23,507,283 common shares of Aurizon. The purchase price payable by Alamos to each of the Vendors was CAD$4.65 per Aurizon Share. The purchase price was satisfied by the delivery of Alamos Shares at an exchange ratio of 0.2801 of an Alamos Share for each Aurizon Share, valued at CAD$16.60 per Alamos share, for a total of $110.8 million. In addition, the Company acquired 3,000,000 shares of Aurizon between October 2012 and December 2012 at an average cost of CAD$3.78, for total holdings of 26,507,283 common shares of Aurizon as at March 31, 2013. On March 19, 2013, the Company terminated the Offer.

For the three-months ended March 31, 2013, the Company recorded a foreign exchange loss of $3.6 million on its holdings of Aurizon common shares, and a $1.6 million loss was recorded in comprehensive income on the mark-to-market revaluation of the Aurizon shares.

c)	Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. As at March 31, 2013 and December 31, 2012 the Company had no outstanding gold forward contracts.

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At March 31, 2013, the Company had outstanding contracts to deliver $10 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD at future dates up to June, 2013, with CAD:USD rates ranging from of 1.02:1 to 1.03:1. The mark-to-market loss associated with these contracts as at March 31, 2013 was $0.1 million (December 31, 2012 – nil). These foreign currency forward contracts are not designated as effective hedges.

5.	INVENTORY

	March 31, 2013	December 31, 2012
	($000)	($000)
Precious metals dore and refined precious metals	9,731	8,640
In-process precious metals	11,625	14,785
Ore in stockpiles	1,215	1,058
Parts and supplies	18,301	18,621

	40,872	43,104
Less: Non-current portion	(1,215)	(1,058)

	$39,657	$42,046

The amount of inventory charged to operations as mining and processing costs during the three-month period ended March 31, 2013 was $19.4 million (March 31, 2012 - $16.3 million). The amount of inventory charged to operations as amortization in the three-month period ended March 31, 2013 was $12.2 million (March 31, 2012 - $7.5 million).

6.	EXPLORATION AND EVALUATION ASSETS

The Company classifies the Ağı Dağı, Kirazlı, and Çamyurt Projects in Turkey as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.

The following is a continuity of the Company’s exploration and evaluation assets for the year ended March 31, 2013.

Total
($000)
Cost as at December 31, 2012	127,015
Additions	6,301

Cost as at March 31, 2013	133,316

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated nine year mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

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The following is a continuity of the Company’s mineral property, plant and equipment for the three-month period ended March 31, 2013 and 2012.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2013	$214,167	$3,846	$2,565	$220,578	$152,496	$373,074
Additions	2,094	1,029	2,449	5,572	2,491	8,063
Transfers from construction in progress	—	—	—	—	—	—

Cost as at March 31, 2013	$216,261	$4,875	$5,014	$226,150	$154,987	$381,137

Accumulated amortization and impairment as at January 1, 2013	$114,145	$1,825	$—	$115,970	$49,389	$165,359
Amortization expense	6,847	515	—	7,362	3,423	10,785

Accumulated amortization and impairment as at March 31, 2013	$120,992	$2,340	$—	$123,332	$52,812	$176,144

Net book value as at March 31, 2013	$95,269	$2,535	$5,014	$102,818	$102,175	$204,993

8.	DIVIDENDS PAYABLE

Three months ended March 31, 2013
($000)
Declared and payable	12,747

$12,747
Weighted average number of common shares outstanding	126,675,000
Dividend per share	$0.10

9.	DECOMMISSIONING LIABILITY

A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

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A continuity of the decommissioning liability is as follows:

Three months ended March 31, 2013
($000)
Obligations at beginning of period	13,934
Revisions in estimated cash flows and changes in assumptions	—
Payments made against the liability	(207)
Accretion of discounted cash flows	244

Obligations at end of period	$13,971

10.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at December 31, 2012	120,871,408	393,752
Shares issued in share purchase agreements (Note 4b)	6,584,380	110,765
Exercise of stock options	12,000	167
Transfer from contributed surplus to share capital for stock options exercised	—	50

Outstanding at March 31, 2013	127,467,788	$504,734

b)	Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

The following is a continuity of the changes in the number of stock options outstanding for the three-month period ended March 31, 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2012	4,660,300	$14.40
Granted	335,000	15.14
Exercised	(12,000)	14.24
Forfeited	(71,000)	15.44

Outstanding at March 31, 2013	4,912,300	$14.44

The weighted average share price at the date of exercise for stock options exercised in the three-month period ended March 31, 2013 was CAD$14.86 (for the three-month period ended March 31, 2012 – CAD$19.24).

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For the three-month period ended March 31, 2013, the Company granted 335,000 incentive stock options at a weighted average exercise price at CAD$15.14, compared to nil stock options in the three-month period ended March 31, 2012.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the three-month period ended:	March 31, 2013	March 31, 2012
Weighted average share price at grant date	$15.14	—
Risk-free rate	1.0%-1.4%	—
Expected dividend yield	1.30%	—
Expected stock price volatility (based on historical volatility)	40%-50%	—
Expected life, based on terms of the grants (months)	30-60	—
Weighted average per share fair value of stock options granted	$4.65	—

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at March 31, 2013, 3,448,300 stock options were exercisable. The remaining 1,464,000 outstanding stock options vest over the following three years.

Stock options outstanding and exercisable as at March 31, 2013:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$6.00 - $8.00	30,000	6.76	0.18	30,000	6.76
$8.01 - $10.00	430,000	9.80	1.19	430,000	9.80
$10.01 - $14.00	100,000	13.04	1.89	100,000	13.04
$14.01 - $15.00	3,287,300	14.60	2.45	2,873,300	14.64
$15.01 - $17.50	1,065,000	16.15	4.38	15,000	17.00

	4,912,300	$14.44	2.73	3,448,300	$13.93

c)	Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARs granted prior to May 31, 2012 vest 20% on the date of grant, and 20% at each six-month interval following the date of grant. Vesting provisions in the SARs Plan were amended effective May 31, 2012. All grants subsequent to this amendment are subject to vesting of 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at March 31, 2013, the SARs liability was $2.2 million compared to $3.8 million at December 31, 2012. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

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The following is a continuity of the changes in the number of SARs outstanding for the three-month period ended March 31, 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2012	1,530,680	$17.55
Granted	15,000	15.57
Exercised	—	—
Forfeited	(78,000)	18.97

Outstanding at March 31, 2013	1,467,680	$17.45

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the three-month period ended:	March 31, 2013	March 31, 2012
Weighted average share price at grant date	$15.57	$18.37
Risk-free rate	1.13%-1.32%	1.12%
Expected dividend yield	1.30%	0.70%
Expected stock price volatility (based on historical volatility)	42%-61%	41%-46%
Expected life, based on terms of the grants (months)	30-60	20-36
Weighted average per share fair value of SARs granted	$5.23	$4.80

Stock appreciation rights outstanding and exercisable as at March 31, 2013:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$15.00 - $17.00	462,680	15.89	2.63	163,200	15.72
$17.01 - $19.00	605,000	17.56	3.61	302,000	17.31
$19.01 - $20.00	400,000	19.11	4.50	—	—

	1,467,680	$17.45	3.54	465,200	$16.75

d)	Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the three months ended
	March 31, 2013	March 31, 2012
Earnings (000)	$25,989	$29,470
Weighted average number of common shares outstanding	126,675,000	118,940,000

Basic earnings per share	$0.21	$0.25
Dilutive effect of stock options outstanding	263,000	1,415,000
Diluted weighted average number of common shares outstanding	126,938,000	120,355,000

Diluted earnings per share	$0.20	$0.24

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FIRST QUARTER REPORT 2013

11.	SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	March 31, 2013				December 31, 2012
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Non-current assets	204,770	134,053	701	339,524	207,581	127,662	545	335,788
Assets	312,677	145,499	422,189	880,365	414,632	140,126	199,098	753,856
Liabilities	76,590	2,613	17,305	96,508	88,005	719	4,660	93,384

	Three months ended March 31, 2013				Three months ended March 31, 2012
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Revenues	86,272	—	—	86,272	70,256	—	—	70,256
Earnings (loss)	35,952	(563)	(9,400)	25,989	33,949	(445)	(4,034)	29,470

12.	COMMITMENTS AND CONTINGENCIES

a)	Royalty

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to royalty. As at March 31, 2013, the royalty was paid or accrued on approximately 1,064,000 ounces of applicable gold production. Royalty expense for the three-month period ended March 31, 2013 was $4.8 million (March 31, 2012: $3.4 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Ağı Dağı project. The Company has not recorded an accrual for this royalty at March 31, 2013 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.

b)	Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.3 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.3 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at March 31, 2013. The discounted value of the liability was capitalized to mineral property, plant and equipment.

14 | ALAMOS GOLD INC

FIRST QUARTER REPORT 2013

During 2008, the Company, through its wholly-owned subsidiaries, entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million (based on current exchange rates) which has not been accrued as at March 31, 2013, is payable once the land has been vacated and transferred to the Company. The probability and timing of this additional payment is currently uncertain.

In 2010, the Mulatos Ejido filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. In June 2012, the Agarian Unitary Court issued a judgement in which it ruled that the Company’s wholly-owned subsidiary has been completely discharged of all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement. In August 2012, the Mulatos Ejido filed an appeal with the Federal Courts. On April 2, 2013, the Federal Court issued a resolution formally dismissing the Ejido appeal, such that this matter is now final and not subject to further appeal.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

13.	SUBSEQUENT EVENTS

On April 25, 2013, the Company announced the intention to repurchase shares through a Normal Course Issuer Bid (“NCIB”). The NCIB permits the Company to purchase for cancellation up to 10% of the public float in its Common Shares (“Shares”), or 11,373,316 shares. As at April 23, 2013 there were 127,487,786 Shares issued and outstanding and the public float was 113,733,160 Shares

The Normal Course Issuer Bid will commence on April 29, 2013 and conclude on the earlier of the date on which purchases under the bid have been completed and April 28, 2014. Any purchases under the Normal Course Issuer Bid will be made through the facilities of the TSX. Alamos may purchase up to 94,061 Shares during any trading day, which is 25% of the Company’s average daily trading volume of 376,244 Shares for the most recently completed six calendar months.

15 | ALAMOS GOLD INC